VT International Equity Fund

After the close of business July 16, 2010, the Fund (named Wells Fargo Advantage VT International Core Fund at the time of the reorganization), which is the legal survivor, acquired the net assets of Evergreen VA International Equity Fund, the accounting and performance survivor. The purpose of the transaction was to combine two funds with similar investment objectives and strategies. The acquisition was accomplished by a tax-free exchange of all of the shares of Evergreen VA International Equity Fund. Shareholders holding Class 1 and Class 2 shares of Evergreen VA International Equity Fund received Class 1 and Class 2, respectively, of the Fund in the reorganization. The exchange ratios and number of shares issued to the Evergreen VA International Equity Fund were as follows:

Acquired Fund	Exchange Ratio	Number of Shares Issued
Evergreen VA International Equity Fund	2.07	12,919,350 Class 1
	2.06	35,012,685 Class 2

The investment portfolio of the Fund with a fair value of $16,596,518, identified cost of $15,909,494 and unrealized gains of $687,024 at July 16, 2010 was the principal assets acquired by the accounting and performance survivor. The shares and net assets of the Fund immediately prior to the acquisition were 3,526,065 shares and $16,640,001, respectively. The aggregate net assets of Evergreen VA International Equity Fund immediately prior to the acquisition was $226,195,623. The aggregate net assets of the Fund immediately after the acquisition was $242,835,624. For financial reporting purposes, assets received and shares issued by the Fund were recorded at fair value; however, the cost basis of the investments received from the Fund was carried forward to align ongoing reporting the Fund's realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes.

Assuming the acquisition had been completed January 1, 2010, the beginning of the annual reporting period for the Fund, the pro forma results of operations for the year ended December 31, 2010 would have been:

Net investment income	**$ 6,329,569**
Net realized and unrealized losses on investments	**$18,715,027)**
Net decrease in net assets resulting from operations	**$(12,385,458)**

Because the combined investment portfolios have been managed as a single integrated portfolio since the acquisition was completed, it is not practicable to separate the amounts of revenue and earnings of the Fund that have been included in the Statement of Operations since July 19, 2010.

VT Small Cap Value Fund

After the close of business on July 16, 2010, the Fund acquired the net assets of Evergreen VA Special Values Fund and renamed its existing shares as Class 2 shares. The purpose of the transaction was to combine two funds with similar investment objectives and strategies. Shareholders holding Class 1 and Class 2 shares of Evergreen VA Special Values Fund received Class 1 and Class 2 shares, respectively, of the Fund in the reorganization. The acquisition was accomplished by a tax-free exchange of all of the shares of Evergreen VA Special Values Fund for 8,244,066 shares of the Fund valued at $60,680,444 at an exchange ratio of 1.56 and 1.55 for Class 1 and Class 2 shares, respectively. The investment portfolio of Evergreen VA Special Value Fund with a fair value of $60,693,159, identified cost of $60,659,673 and unrealized gain of $33,486 at July 16, 2010 were the principal assets acquired by the Fund. The aggregate net assets of Evergreen VA Special Values Fund and the Fund immediately prior to the acquisition were

$60,680,444 and $9,494,728, respectively. The aggregate net assets of the Fund immediately after the acquisition were $70,175,172. For financial reporting purposes, assets received and shares issued by the

Fund were recorded at fair value; however, the cost basis of the investments received from Evergreen VA Special Values Fund was carried forward to align ongoing reporting the Fund's realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes. Assuming the acquisition had been completed January 1, 2010, the beginning of the annual reporting period for the Fund, the pro forma results of operations for the year ended December 31, 2010 would have been:

Net investment income $ 361,384

Net realized and unrealized gains (losses) on investments $13,030,505

Net increase in net assets resulting from operations $13,391,889

Because the combined investment portfolios have been managed as a single integrated portfolio since the acquisition was completed, it is not practicable to separate the amounts of revenue and earnings of Evergreen VA Special Values Fund that have been included in the Fund's Statement of Operations since July 19, 2010.